Form 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (the “Company”)
Suite 400, 155 - 108 Avenue NE
Bellevue, Washington
98004

Item 2:	Date of Material Change

July 30, 2018

Item 3:	News Release

A news release announcing the material change was issued on July 30, 2018 for distribution through Globe Newswire and a copy was subsequently filed on SEDAR (www.sedar.com).

Item 4:	Summary of Material Change

The Company announced that its New Zealand subsidiary, 2degrees, has successfully secured a new NZD $250,000,000 senior debt facility maturing in July 2021.

Item 5.1:	Full Description of Material Change

The Company announced that its New Zealand subsidiary, 2degrees, has successfully secured a new NZD $250,000,000 senior debt facility maturing in July 2021. Denominated in New Zealand Dollars, this loan carries an interest rate that is the total of New Zealand’s BKBM rate plus a margin, initially 3.3%, that will vary based on 2degrees’ net leverage ratio. The loan will refinance 2degrees’ existing NZD $200,000,000 debt facility that was scheduled to mature in January 2020. The transaction closed on July 30, 2018.

The new loan provides borrowing capacity for further investments in the 2degrees business. The new facility also provides for an uncommitted NZ $35,000,000 accordion facility which can be utilized in the future to fund capital expenditures. ING Bank N.V. served as lead arranger and underwriter.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information has been omitted.

Item 8:	Executive Officer

For further information, please contact Scott Morris, Senior Vice-President, General Counsel and Corporate Secretary of the Company, by telephone at (425) 458-5900.

Item 9:	Date of Report

July 31, 2018